



FOR INVESTORS   FOR FOUNDERS

Our Mission

At NineOneSix, we are not just launching businesses; we are cultivating a community dedicated to enduring success and positive change. Join us as we redefine what it means to do business in the modern world and create a legacy of positive impact, innovation, and success.



We Help Real People, Solve Real Problems.



24

Businesses

Launching in 2024

$1M

In funding

Available Per Business

Our Values



People, Then Value

Our culture champions growth, respect, and clear communication, fostering an honest and collaborative workspace.



Integrity

Integrity is our core, guiding us to be transparent, accountable, and committed to excellence, ensuring our actions always align with our words.





Fun

Courage

Fun energizes our workplace, enhancing creativity and community. We embrace joy, prioritize well-being, and balance work with levity and connection.

Courage propels us to embrace challenges as growth opportunities, fostering innovation, self-awareness, and the bravery to evolve beyond our comfort zones.

Meet Our Team

Our team is a dynamic blend of innovators and problem-solvers, united by a shared commitment to excellence and a passion for making a difference.



Stephen Hollifield

Founder, CEO



Samuel Edwards

Founder, VP of Operations



Greg Pulver

Founder, CFO

 

 

What Our Founders Are Saying



"They Made Things So Simple"

NineOneSix streamlined our journey, demystifying capital raising and technolog integration, making what seemed complex remarkably simple and profoundly ef

Lauren Gerardii
wanDRNest



@TWENTYFOURX2024



Let's Do Something Awesome Together

We would love to hear from you!

Say Hello

hello@nineonesixsystems.com

2400 Old Brick Rd. Glen Allen, VA 23060

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